Mail Stop 6010
Via Facsimile and U.S. Mail

November 13, 2007

Mr. Robert L. Moody
Chairman of the Board and Chief Executive Officer
National Western Life Insurance Company
850 East Anderson Lane
Austin, Texas 78752-1602

   Re: **National Western Life Insurance Company**
       Form 10-K for fiscal year ended December 31, 2006
       File No. 002-17039

Dear Mr. Moody:

  We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information to better understand your disclosure. Where the comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements and Contractual Obligations, page 39

1. You state that liabilities for future policy benefits and other policyholder liabilities of approximately $5.2 billion have been excluded from this table because the timing of related payments is "not reasonably fixed and determinable." However, you also state that these uncertainties are considered in the Company's asset-liability management program. These capabilities appear to indicate that you regularly estimate the information described in Item 303 (a) (5)

of Regulation S-K. Please revise your contractual obligations table to include estimates for the amount and timing of payments related to the excluded amounts, or explain more specifically for each product line why, given your asset-liability management capabilities, you are unable to provide this information.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comment. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant